Exhibit 16.1

February 11, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated February 11, 2014, of TripAdvisor, Inc. and are in agreement with the statements contained in the first, second, third and fourth paragraphs of Item 4.01(a) therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP